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                                                                    EXHIBIT 23.1



                   [LETTERHEAD OF BECKMAN KIRKLAND AND WHITNEY]


March 23, 1998



The Board of Directors
Kaire Holdings Incorporated



We consent to incorporation by reference in the Registration Statement
(Form S-8) dated March 23, 1998 of Kaire Holdings Incorporated of our report dated April 10, 1997, relating to the consolidated financial statements of Interactive Medical Technologies, Ltd. and subsidiaries included in the Annual Report (Form 10-KSB) for the year ended December 31, 1996.

Our report dated April 10, 1997, contains an explanatory paragraph that states that the Company's recurring losses and net deficit position raise substantial doubt about its ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Beckman Kirkland & Whitney